Mail Stop 6010

April 6, 2009

James B. Murphy
Vice President and Chief Financial Officer
OXiGENE, Inc.
230 Third Avenue
Waltham, MA 02451

      Re: **OXiGENE, Inc.**
           Schedule 14A
           Filed March 25, 2009
           File No. 0-21990

Dear Mr. Murphy:

      We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

           Sincerely,

           Jeffrey P. Riedler
           Assistant Director

cc: Asya S. Alexandrovich
       Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
       One Financial Center
       Boston, MA 02111